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                        TRANSAMERICA SERIES TRUST

                RESULTS OF SHAREHOLDER PROXY (UNAUDITED)


Section 270.30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies", requires regulated investment companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, the Board of Trustees of the Funds solicited a vote by the shareholders for the following items.

At a special meeting of shareholders held on APRIL 22, 2009, the results of the Proposal were as follows:

                   TRANSAMERICA TEMPLETON GLOBAL VP

Proposal 1:  A proposal to approve an Agreement and Plan of Reorganization between Transamerica Capital Guardian Global VP and a similarly managed series of Transamerica Series Trust, Transamerica Templeton Global VP. Under this Agreement and Plan of Reorganization, Transamerica Capital Guardian Global VP will transfer all of its assets to Transamerica Templeton Global VP in exchange for shares of Transamerica Templeton Global VP.

                       FOR             AGAINST            ABSTENTIONS/BROKER NON-VOTES
                       ---             -------            ----------------------------
                 19,271,320.935     1,118,084.960                1,844,554.054